

KING&WOOD MALLESONS
金杜律师事务所

Execution Version

Share Charge (Borrower)

Dated 21 August 2025

Cartech Investment Management Company (as Chargor)
in favour of
CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司 (as Security Agent)

King & Wood Mallesons
13/F, Gloucester Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong
T +852 3443 1000
F +852 3443 1299
www.kwm.com

Share Charge (Borrower)
Contents

Share Charge (Borrower)

THIS deed is made on 21 August 2025

BETWEEN

(1) **Cartech Investment Management Company**, an exempted company incorporated in Cayman Islands with limited liability with registration number 419229, whose registered office address is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the "**Chargor**"); and

(2) **CMB WING LUNG BANK LIMITED** 招商永隆銀行有限公司, as security agent and trustee for the Secured Parties on the terms and conditions set out in the Facility Agreement (the "**Security Agent**", which expression shall include its successors, assigns and transferees).

1 Definitions and interpretation

1.1 Definitions

Unless otherwise defined in this Deed or unless the context otherwise requires, terms and expressions defined in or construed for the purposes of the Facility Agreement (as defined below) shall bear the same meanings when used herein. In addition:

"**Beneficial Ownership Transparency Act**" means Beneficial Ownership Transparency Act 2023 of the laws of the Cayman Islands, as may be amended or supplemented from time to time.

"**Charged Property**" means all the assets and/or undertaking of the Chargor which from time to time are the subject of the Security created or expressed to be created in favour of the Security Agent by or pursuant to this Deed.

"**Collateral Rights**" means all rights, powers and remedies of the Security Agent and/or any Receiver appointed hereunder provided by or pursuant to this Deed or by law.

"**Companies Act**" means the Companies Act (Revised) of the Cayman Islands.

"**Companies Ordinance**" means the Companies Ordinance (Cap. 622 of the Laws of Hong Kong).

"**Company**" means Cartech Holding Company, an exempted company incorporated in Cayman Islands with limited liability with company number 418614, whose registered office address is at The offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

"**CPO**" means the Conveyancing and Property Ordinance (Cap. 219 of the Laws of Hong Kong).

"**Delegate**" means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

"**Enforcement Event**" means any Event of Default which is continuing, in respect of which a notice has been given to the Chargor.

"**Facility Agreement**" means the CNH13,132,285,052 facility agreement dated _____ 2025 entered into between, among others, the Company as borrower, CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司, BANK OF CHINA LIMITED, MACAU BRANCH 中國銀行股份有限公司澳門分行 and BANK

OF CHINA (HONG KONG) LIMITED 中國銀行(香港)有限公司 as MLAB, CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司 as agent and the Security Agent as security agent.

"**Party**" means a party to this Deed.

"**Receiver**" means a receiver or receiver and manager or an administrative receiver of the whole or any part of the Charged Property.

"**Register of Beneficial Ownership**" means the beneficial ownership register of the Company maintained by the Company in accordance with section 13 of the Beneficial Ownership Transparency Act.

"**Related Rights**" means, in relation to any asset:

(a)   the proceeds of sale of any part of that asset;

(b)   all rights under any licence, agreement for sale, lease or other disposal in respect of that asset;

(c)   all rights, powers, benefits, claims, contracts, warranties, remedies, Security, guarantees, indemnities and/or covenants for title in respect of that asset;

(d)   any moneys and proceeds paid or payable in respect of that asset;

(e)   (in the case where such asset comprises any share, equity interest or other Security) all dividends, distributions, interest and monies payable in respect thereof and any rights deriving therefrom or accruing thereto whether by way of redemption, bonus, preference, option, substitution, conversion, compensation or otherwise; and/or

(f)   (in the case where such asset comprises any share, equity interest or other Security) any rights against any clearing system in which such asset is held,

(in each case) from time to time.

"**Required Particulars**" means the particulars in respect of a registrable person required to be kept in the Company's Register of Beneficial Ownership pursuant to sections 13 to 15 of the Beneficial Ownership Transparency Act.

"**Restrictions Notice**" means a restrictions notice issued pursuant to section 19 of the Beneficial Ownership Transparency Act with respect to any of the Shares.

"**Secured Obligations**" means all present and future obligations and liabilities at any time and from time to time due, owing or incurred by any or all of the Transaction Obligors to or for the account of any Secured Party under or in connection with the Finance Documents, whether actual or contingent, whether originally incurred by any of the Transaction Obligors or by any other person and whether incurred solely or jointly and as principal or surety or in any other capacity, including any liability in respect of any further advances or financial accommodation made under the Finance Documents.

These include money (including as a result of a breach or default) by way of principal, interest, fees, costs, indemnities, guarantees, charges, duties, expenses, liquidated or unliquidated damages, and any amount paid or advanced by a Secured Party under or in connection with the Finance Documents.

"**Shares**" means all of the shares in the Company held by, to the order or on behalf of the Chargor at any time, including as at the date of this Deed, those shares, the particulars of which, are specified in Schedule 1 (*Particulars of Shares*).

"**Voting Notice**" means a notice given by the Security Agent to the Chargor that the Security Agent intends to exercise the voting and other decision-making rights attaching to the Charged Property.

1.2 Construction

In this Deed:

(a) the rules of construction set out in clause 1.2 (*Construction*) of the Facility Agreement shall apply to this Deed *mutatis mutandis*;

(b) in addition, unless a contrary indication appears, any reference in this Deed to:

(i) the "**Chargor**", the "**Security Agent**", any or all of the "**Secured Parties**", any "**Obligor**", any "**Transaction Obligor**" or the "**Borrower**" shall be construed so as to include its or their (and any subsequent) successors and any permitted assigns and transferees in accordance with their respective interests;

(ii) the "**Facility Agreement**", this "**Deed**", any "**Finance Document**" or any other agreement or instrument shall be a reference to the Facility Agreement, this Deed, that Finance Document or that other agreement or instrument as amended or novated, supplemented, extended (whether of maturity or otherwise), replaced or restated (in each case however fundamental and of whatsoever nature, and whether or not more onerous) from time to time; and

(iii) any Clause or Schedule shall be to a clause or schedule contained in this Deed; and

(c) Clause and Schedule headings are for ease of reference only.

1.3 Third party rights

(a) Unless expressly provided to the contrary in this Deed, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) (the "**Third Parties Ordinance**") to enforce or to enjoy the benefit of any term of this Deed.

(b) Notwithstanding any term of this Deed, the consent of any person who is not a party to this Deed is not required to rescind or vary this Deed at any time.

(c) Any Receiver or Delegate or any person described in clause 23.11 (*Exclusion of liability*) of the Facility Agreement may, subject to this Clause 1.3 and the Third Parties Ordinance, rely on any Clause of this Deed which expressly confers rights on it.

2 Payment of Secured Obligations

2.1 Covenant to Pay; limited recourse

(a) The Chargor hereby covenants with the Security Agent as security agent and trustee for the Secured Parties that it shall on demand of the Security

Agent pay and discharge all of the Secured Obligations when due and payable, in accordance with the terms of the Finance Documents.

(b)   Notwithstanding anything to the contrary in this Deed (but without prejudice to any rights and/or remedies that the Security Agent may have under any of the other Finance Documents), the recourse of the Security Agent against the Chargor under paragraph (a) above shall be:

(i)   limited in aggregate to an amount equal to that recovered as a result of enforcement of this Deed with respect to the Charged Property; and

(ii)   satisfied only from the proceeds of sale or other disposal or realisation of the Charged Property.

(c)   For the avoidance of doubt, the foregoing provision shall not be interpreted to limit or restrict the ability of the Security Agent to obtain any judgement, enforce any claim or take any other proceedings against the Chargor in connection with the Security Agent's enforcement of its rights and interests in the Charged Property and the realisation of the value thereof.

(d)   The limitation expressed above shall not apply in relation to the recovery of any losses which the Security Agent may incur solely as a result of the Chargor's own wilful misconduct, gross negligence or fraud (as finally judicially determined) in connection with this Deed or any of the covenants applicable to the Chargor under this Deed and is without prejudice to the rights of the Security Agent to seek injunctive relief or specific performance for a breach of any term of this Deed.

2.2   Interest on Demands

If the Chargor fails to pay any sum under Clause 2.1 (*Covenant to Pay*) when due for payment, the Chargor shall pay interest on such sum (before and after any judgment and to the extent interest at a default rate is not otherwise being paid on such sum) from the due date until the date of payment of such sum in full by the Chargor, calculated on a daily basis at the rate determined in accordance with the provisions of clause 8.3 (*Default interest*) of the Facility Agreement (as if it were an Unpaid Sum thereunder).

3   Charge

3.1   Fixed Charge

The Chargor hereby charges as legal and beneficial owner in favour of the Security Agent as trustee for the Secured Parties, as security for the payment and discharge of the Secured Obligations, by way of first fixed charge, all the Chargor's rights, title and interest from time to time in and to the Shares and all Related Rights in relation thereto.

3.2   Floating Charge

(a)   The Chargor hereby charges as legal and beneficial owner in favour of the Security Agent as trustee for the Secured Parties, as security for the payment and discharge of the Secured Obligations, by way of first floating charge, all the Chargor's right, title and interest from time to time in and to the Shares and all Related Rights in relation thereto.

(b)   The floating charge created by paragraph (a) above shall be deferred in point of priority to all fixed Security (whether by way of charge or assignment) validly and effectively created by the Chargor under the Finance Documents in favour of the Security Agent as trustee for the Secured Parties as security for the Secured Obligations.

(c)   The Security Agent may at any time by notice in writing to the Chargor convert any floating charge created under this Deed with immediate effect into a fixed charge as regards any property or assets specified in the notice if:

(i)   an Enforcement Event has occurred; or

(ii)   the Security Agent considers that any of the Charged Property may be in jeopardy or in danger of being seized or sold pursuant to any form of legal process; or

(iii)   the Security Agent considers that it is desirable in order to protect the priority of the Security constituted by this Deed.

(d)   Notwithstanding paragraph (c) above and without prejudice to any law which may have a similar effect, any floating charge created by this Deed will automatically be converted (without notice) with immediate effect into a fixed charge as regards all the assets subject to the floating charge if:

(i)   the Chargor creates or attempts to create any Security (other than Security that is permitted under this Deed or that is permitted under the Finance Documents), over any of the Charged Property;

(ii)   any person levies or attempts to levy any distress, execution or other process against any of the Charged Property;

(iii)   a petition is presented for the compulsory winding-up of the Chargor;

(iv)   a meeting is convened for the passing of a resolution for the voluntary winding-up of the Chargor;

(v)   an application is presented or made for a warrant of execution, writ of *fieri facias*, garnishee order or charging order in respect of any of the assets of the Chargor;

(vi)   a resolution is passed or an order is made for the winding-up, dissolution, administration or re-organisation of the Chargor; or

(vii)   any event occurs under the laws of any jurisdiction having a similar or analogous effect to any of those events referred to in paragraphs (iii) to (vi) above.

4   Perfection of Security

4.1   Perfection

(a)   The Chargor represents and warrants that, on the date of this Deed, it is not registered as a non-Hong Kong company under Part 16 of the Companies Ordinance nor has it made any application to be so registered.

(b)   If at any time after the date of this Deed, the Chargor applies to have itself registered as a non-Hong Kong company under Part 16 of the Companies Ordinance, it shall promptly notify the Security Agent in writing. Without prejudice to the foregoing, upon it being registered as a non-Hong Kong company under Part 16 of the Companies Ordinance, the Chargor shall promptly:

(i)   notify the Security Agent and provide it with the details of such registration; and

(ii)   (in any case within one month after the date of such registration) take all steps to comply with the requirements under section 340 of the Companies Ordinance in respect of this Deed and the security created hereby.

(c)   The Chargor shall:

(i)   promptly after execution of this Deed, create or continue to maintain a register of mortgages and charges of the Chargor (the "**Register of Charges**") in accordance with section 54(1) of the Companies Act to the extent this has not already been done; and

(ii)   enter particulars as required by the Companies Act of the security interests created pursuant to this Deed in the Register of Charges and promptly after entry of such particulars has been made, and in any event within five Business Days of the date of this Deed, provide the Security Agent with a certified true copy of the updated Register of Charges.

(d)   The Chargor shall promptly after the execution of this Deed:

(i)   procure that the following notation be entered on the register of members of the Company:

"*All the ordinary shares issued as fully paid up and registered in the name of Cartech Investment Management Company are charged in favour of CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司 pursuant to a share charge dated __21 August__ 2025, as amended from time to time.*"; and

(ii)   immediately after such notation has been made, provide the Security Agent with a certified true copy of the annotated register of members of the Company.

4.2   Delivery of Documents of Title

The Chargor shall:

(a)   on the date of this Deed, deposit with the Security Agent (or procure the deposit with the Security Agent of) the following in respect of all Shares existing as at the date of this Deed:

(i)   all certificates representing such Shares or other documents of title to such Shares;

(ii)   an undated share transfer form in respect of such Shares, executed in blank by or on behalf of the Chargor substantially in the form set out in Schedule 2 (*Form of Share Transfer*);

(iii)   an undated letter of resignation executed by the sole director of the Company in substantially the form set out Schedule 4(*Form of Letter of Resignation*);

(iv)   undated written resolutions of the sole director of the Company executed by the sole director of the Company in substantially the form set out in Schedule 5 (*Form of Written Resolutions*);

(v)   a letter of undertaking and authorisation executed by the sole director of the Company in substantially the form set out in Schedule 6 (*Form of Letter of Undertaking and Authorisation*);

(vi) an irrevocable proxy and power of attorney in respect of such Shares, executed in blank by or on behalf of the Chargor in the form set out in Schedule 7 (*Form of Irrevocable Proxy and Power of Attorney*).

(vii) an irrevocable deed of undertaking and confirmation from the Company to the Security Agent in the form set out in Schedule 8 (*Form of Deed of Undertaking and Confirmation*); and

(viii) a letter of instructions from the Company to its registered office provider in the form set out in Schedule 9 (*Form of Letter of Instructions from the Company to its Registered Office Provider*) (which executed letter shall be delivered by, or on behalf of, the Company to its registered office provider as soon as practicable after execution of this Deed and promptly thereafter and in any event no later than seven Business Days following the date of this Deed, the Chargor shall, using its best efforts, deliver, or cause to be delivered, to the Security Agent a copy of such letter signed by the registered office provider of the Company acknowledging, and agreeing to the terms of, such letter).

(b) promptly upon any acquisition of any Shares or Related Rights in relation thereto and/or upon any Shares or Related Rights in relation thereto becoming subject to Security hereunder and/or the accrual, issue or coming into existence of any stocks, shares, warrants or other securities in respect of or derived from any Shares or Related Rights in relation thereto, notify the Security Agent of that occurrence and procure the delivery to the Security Agent or to its order of:

(i) all certificates and other documents of title representing such items (including a certified copy of the register of members of the Company showing the Chargor as the registered holder of the relevant Shares);

(ii) undated share transfer forms or, as the case may be, other appropriate instruments of transfer in respect of such items executed in blank by or on behalf of the Chargor, substantially in the form set out in Schedule 2 (*Form of Share Transfer*) or in such other form as the Security Agent shall request acting reasonably; and

(iii) an acknowledgment from each person (if any) holding such items as its nominee, substantially in the form set out in Schedule 3 (*Form of Acknowledgement from Nominee*) (if applicable) or in such other form as the Security Agent shall request acting reasonably,

(except as already delivered pursuant to this Clause 4.2 (*Delivery of Documents of Title*));

(c) promptly upon any change in any director of the Company after the date of this Deed, procure the delivery to the Security Agent of:

(i) (in the case of a new director) an undated letter of resignation executed by such director of the Company in substantially the form set out in Schedule 4(*Form of Letter of Resignation*);

(ii) undated written resolutions of the sole director or the board of directors (as the case may be) of the Company executed by the sole director or all of the directors (as the case may be) of the

Company in substantially the form set out in Schedule 5 (*Form of Written Resolutions*);

    (iii)   (in the case of a new director) a letter of undertaking and authorisation executed by such director of the Company in substantially the form set out in Schedule 6 (*Form of Letter of Undertaking and Authorisation*); and

(d)   procure that, where any nominee holding any Shares or Related Rights in relation thereto ceases to be or act as such, the successor nominee (or, if more than one, each successor nominee) shall forthwith execute and deliver to the Security Agent an acknowledgment in respect of such Shares or Related Rights in substantially the form set out in Schedule 3 (*Form of Acknowledgement from Nominee*) or in such other form as the Security Agent may reasonably request.

The Security Agent accepts no responsibility for the perfection, protection or maintenance of any Security conferred or intended to be conferred by or pursuant to this Deed.

5   Undertakings

The Chargor undertakes to the Security Agent on the date of this Deed:

5.1   Authorisations

The Chargor shall promptly:

(a)   obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)   at the request of the Security Agent, supply certified copies to the Security Agent of,

any Authorisation required to enable it to perform its obligations under this Deed and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of this Deed.

5.2   Compliance with laws

The Chargor shall comply in all respects with all laws to which it may be subject, if failure so to comply would or could reasonably be expected to have a Material Adverse Effect.

5.3   *Pari passu* ranking

The Chargor shall ensure that its payment obligations under this Deed rank and continue to rank at least *pari passu* with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

5.4   Further assurance

(a)   The Chargor shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

    (i)   to perfect the Security created or intended to be created under or evidenced by this Deed (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Security hereunder) or for the exercise of any rights, powers and remedies of the Security Agent or the Finance Parties provided by or pursuant to this Deed or by law;

(ii) to confer on the Security Agent or confer on the Finance Parties Security over any property and assets of the Chargor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to this Deed; and/or

(iii) to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security pursuant to the terms of this Deed.

(b) The Chargor shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to this Deed.

5.5 Sanctions, anti-corruption and anti-money laundering

(a) The Chargor shall not engage in any activity or conduct which would violate any applicable anti-corruption laws or regulations, in any applicable jurisdiction or any AML/CTF Laws, and that it institutes and maintains policies and procedures to prevent violation of such laws, regulations and AML/CTF Laws.

(b) The Chargor shall not:

(i) engages or will engage in, directly or indirectly, any activity or transaction with or related to any subject of Sanctions, any person that it knows or has reasonable cause to suspect is acting on behalf of any subject of Sanctions, or any person who is or would reasonably be expected to be in breach of any applicable AML/CTF Laws or anti-corruption laws, regulations, rules or other instruments;

(ii) engages or will engage in any conduct which would reasonably be expected to cause it to become a subject of Sanctions or in breach of any applicable AML/CTF Laws or anti-corruption laws, regulations, rules or other instruments;

(iii) without limiting any of the foregoing paragraphs, use or apply directly or indirectly the proceeds of the Facility or lend (including on-lend), contribute or otherwise make available the proceeds of the Facility to any of its Subsidiaries, joint venture partners of any other persons or entities: to fund or facilitate any activity, business or relationship with or in relation to a subject of Sanctions, to fund or facilitate any activity, business or operation that is or would reasonably be suspected to be in breach of any applicable AML/CTF laws or anti-corruption laws, regulations, rules or other instruments, or in any other manner that would result in a violation of any law, regulation or sanctions by such subsidiary, joint venture partner or other person or entity; and

(iv) use any income, funds, proceeds of profits from any activity, transaction or operation carried out with or in relation to a subject of Sanctions or a person or entity that is or would reasonably be suspected to be in breach of any AML/CTF Laws or anti-corruption laws or regulations, in order to repay or pay any liabilities under this Deed.

5.6 Information

The Chargor shall promptly deliver to the Security Agent all information that is available to it and that is required in order for the Security Agent or any Secured Party to comply with any applicable laws or regulations in respect of any Charged Property (including section 329 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

5.7 Implied Covenants for Title

The obligations of the Chargor under this Deed shall be in addition to any covenants for title deemed to be included in this Deed under applicable law.

5.8 Register of members

The Chargor shall ensure that the Company (a) shall not seek to re-designate or otherwise re-create its original register of members and (b) shall keep its original register of members at the office of Conyers Trust Company (Cayman) Limited (being the Company's registered office provider at the date of this Deed) in the Cayman Islands or, if the Company subsequently changes its registered office provider, at the office of such replacement registered office provider in the Cayman Islands in respect of which the Company has delivered to the Security Agent a letter in substantially in the form set out in Schedule 9 (*Form of Letter of Instructions from the Company to its Registered Office Provider*) (or such other form as is acceptable to the Security Agent), signed by the Company and that replacement registered office provider.

5.9 Restrictions Notice

The Chargor shall not and shall procure that the Company shall not issue any Restrictions Notice pursuant to the Beneficial Ownership Transparency Act with respect to any Charged Property.

5.10 Beneficial Ownership

The Chargor shall promptly copy to the Security Agent and comply with all requests which are made under the Beneficial Ownership Transparency Act and the Beneficial Ownership Transparency Regulations, 2024 relating to all or any part of the Charged Property.

5.11 Required Particulars

The Chargor hereby covenants that it will (to the extent required to do so under the Beneficial Ownership Transparency Act) provide to the Company all Required Particulars relating to it within the time period specified in the Beneficial Ownership Transparency Act.

5.12 Negative Pledge

The Chargor undertakes that it shall not, at any time during the subsistence of this Deed, create or permit to subsist any Security or Quasi-Security over all or any part of the Charged Property, except for the Security constituted by this Deed.

5.13 No disposal

The Chargor undertakes that, during the subsistence of this Deed, it shall not, and shall not agree to, enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, assign, transfer or otherwise dispose of any Charged Property, except pursuant to this Deed or otherwise with the prior consent of the Security Agent.

5.14 Preservation of assets

The Chargor shall not do or permit to be done any act or thing which is reasonably likely to or would jeopardise the rights of the Security Agent in the Charged

Property or which is reasonably likely to have a Material Adverse Effect or which is reasonably likely to or would prejudice, subject to the Legal Reservations, the legality, validity, enforceability, effectiveness or ranking of, or the ability of the Security Agent to realise, the Security created by this Deed.

6 Operations before and after Enforcement Events

6.1 Dividends

(a) The Chargor shall, at all times prior to the occurrence of an Enforcement Event, be entitled to receive dividends, distributions, interests and other monies in respect of any or all of the Charged Property.

(b) After the occurrence of an Enforcement Event, the Chargor shall promptly pay over and deliver to the Security Agent for application in accordance with this Deed (and the Security Agent may apply in accordance with this Deed) any and all dividends, distributions, interest and/or other monies received and/or recovered in respect of all or any part of the Charged Property.

(c) Any and all dividends, distributions, interest and/or other monies received, recovered or paid/delivered to the order of the Chargor (other than in cash) in respect of any or all of the Charged Property shall be held by the Chargor subject to the Security constituted by this Deed, provided that if such receipt or recovery is made after the occurrence of an Enforcement Event, the Chargor shall promptly deliver such dividends, distributions, interest and/or other monies to the Security Agent for application in accordance with this Deed.

6.2 Operation: Before Enforcement Event

Prior to the occurrence of an Enforcement Event, the Chargor shall be entitled to exercise all voting rights in relation to any or all of the Shares provided that the Chargor shall not exercise such voting rights in any manner that could give rise to, or otherwise permit or agree to, any:

(a) variation of the rights attaching to or conferred by any of the Shares;

(b) liability on the part of the Security Agent; or

(c) except as permitted under the Finance Documents or as required or contemplated under any transaction or arrangement entered into by the Chargor (whether existing as of the date of this Deed or not) for the purpose of repayment of any Loan (or any interest thereon) or refinancing the Facility, increase in the issued shares, registered capital or equity interest of any company, corporation or entity whose shares/securities/equity interests are charged or subject to Security under this Deed.

6.3 Operation: After Enforcement Event

The Security Agent may, upon and/or after the occurrence of an Enforcement Event (and insofar as it relates to the exercise of any voting or other decision-making rights attaching to the Charged Property, after the Security Agent gives a Voting Notice to the Chargor) (in the name of the Chargor or otherwise and without any further consent or authority from the Chargor):

(a) exercise (or refrain from exercising) any voting rights in respect of the Charged Property;

(b) apply all dividends, distributions, interest and other monies arising from all or any of the Charged Property in accordance with Clause 11 (*Application of monies*);

(c) transfer all or any of the Charged Property into the name of such nominee(s) of the Security Agent as it shall think fit; and

(d) cause the conversion or de-materialisation of any of the Charged Property into scripless securities and the deposit of such scripless securities into any securities account or any other account (whether in the name of the Chargor, the Security Agent or otherwise);

(e) exercise (or refrain from exercising) the powers and rights conferred on or exercisable by the legal or beneficial owner of the Charged Property, including without limitation the right, in relation to any company, corporation or entity whose shares, equity interests or other securities are included in the Charged Property or any part thereof, to concur or participate in:

(i) the reconstruction, merger, amalgamation, sale or other disposal of such company, corporation or entity or any of its assets or undertaking (including without limitation the exchange, conversion or reissue of any shares, equity interests or securities as a consequence thereof);

(ii) the release, modification or variation of any rights or liabilities attaching to such shares, equity interests or securities; and

(iii) the exercise, renunciation or assignment of any right to subscribe for any shares, equity interests or securities,

in each case in such manner and on such terms as the Security Agent may think fit, and the proceeds of any such action shall form part of the Charged Property and may be applied by the Security Agent in accordance with Clause 11 (*Application of monies*).

6.4 Payment of Calls

The Chargor shall pay when due all calls or other payments which may be or become due in respect of any of the Charged Property, and in any case of default by the Chargor in such payment, the Security Agent may, if it thinks fit, make such payment on behalf of the Chargor in which case any sums paid by the Security Agent shall be reimbursed by the Chargor to the Security Agent on demand and shall carry interest from the date of payment by the Security Agent until reimbursed in full at the rate and in accordance with Clause 2.2 (*Interest on Demands*).

6.5 Exercise of Rights

The Chargor shall not exercise any of its rights and powers in relation to any of the Charged Property in any manner which, in the opinion of the Security Agent (acting reasonably), would prejudice the value of, or the ability of the Security Agent to realise, the Security created by this Deed.

7 Enforcement of Security

7.1 Enforcement

Upon and after the occurrence of an Enforcement Event, the Security created by or pursuant to this Deed is immediately enforceable and the Security Agent may, without notice to the Chargor or prior authorisation from any court, in its absolute discretion:

(a)   date and complete the undated documents delivered to the Security Agent pursuant to Clause 4.2 (*Delivery of Documents of Title*);

(b)   enforce all or any part of such Security (at the times, in the manner and on the terms it thinks fit) and take possession of and hold or dispose of all or any part of the Charged Property; and

(c)   whether or not it has appointed a Receiver, exercise all or any of the powers, authorities and discretions conferred by this Deed on any Receiver or otherwise conferred by law on mortgagees and/or Receivers.

7.2   No Liability as Mortgagee in Possession

Neither the Security Agent nor any Receiver shall be liable to account as a mortgagee in possession in respect of all or any part of the Charged Property or be liable for any loss upon realisation or for any neglect, default or omission in connection with the Charged Property to which a mortgagee or a mortgagee in possession might otherwise be liable, except in the case of gross negligence or wilful default upon its part.

8   Powers of sale

8.1   Extension of Powers

The power of sale or other disposal conferred on the Security Agent and on any Receiver by this Deed shall arise (and the Secured Obligations shall be deemed due and payable for that purpose) on execution of this Deed but shall not be exercised until the occurrence of an Enforcement Event.

8.2   Restrictions

Any restrictions imposed by law on the power of sale or on the consolidation of Security (including without limitation any restriction under paragraph 11 of the Fourth Schedule to the CPO) shall be excluded to the fullest extent permitted by law.

9   Appointment of Receiver

9.1   Appointment and Removal

Upon and after the occurrence of an Enforcement Event or if requested to do so by the Chargor, the Security Agent may by deed or otherwise (acting through an authorised officer of the Security Agent), without prior notice to the Chargor:

(a)   appoint one or more persons to be a Receiver of the whole or any part of the Charged Property;

(b)   appoint two or more Receivers of separate parts of the Charged Property;

(c)   remove (so far as it is lawfully able) any Receiver so appointed; and/or

(d)   appoint another person(s) as an additional or replacement Receiver(s).

9.2   Capacity of Receivers

Each person appointed to be a Receiver pursuant to Clause 9.1 (*Appointment and Removal*) shall be:

(a)   entitled to act individually or together with any other person appointed or substituted as Receiver;

(b)   for all purposes deemed to be the agent of the Chargor which shall be solely responsible for his acts, defaults and liabilities and for the payment of his remuneration and no Receiver shall at any time act as agent for the Security Agent; and

(c)   entitled to remuneration for his services at a rate to be fixed by the Security Agent from time to time.

9.3   Statutory Powers of Appointment

The powers of appointment of a Receiver herein contained shall be in addition to all statutory and other powers of appointment of the Security Agent under applicable law and such powers shall remain exercisable from time to time by the Security Agent in respect of all or any part of the Charged Property.

10   Powers of Receiver

10.1   Powers of Receiver

Every Receiver shall (subject to any restrictions in the instrument appointing it but notwithstanding any winding-up or dissolution of the Chargor) have and be entitled to exercise, in relation to the Charged Property (and any assets of the Chargor which, when got in, would be Charged Property) or that part thereof in respect of which it was appointed, and as varied and extended by the provisions of this Deed (in the name of or on behalf of the Chargor or in its own name and, in each case, at the cost of the Chargor):

(a)   all the powers conferred by the CPO on mortgagors and on mortgagees in possession and on receivers appointed under the CPO (as if the Charged Property constituted property that is subject to the CPO and as if such Receiver were appointed under the CPO), free from any limitation under paragraph 11 of the Fourth Schedule to the CPO;

(b)   all the powers and rights of an absolute owner and power to do or omit to do anything which the Chargor itself could do or omit to do; and

(c)   the power to do all things (including without limitation bringing or defending proceedings in the name or on behalf of the Chargor) which seem to that Receiver to be incidental or conducive to (a) any of the functions, powers, authorities or discretions conferred on or vested in it or (b) the exercise of any Collateral Rights (including without limitation realisation of all or any part of the Charged Property) or (c) bringing to its hands any assets of the Chargor forming, or which, when got in, would be part of the Charged Property.

10.2   Additional Powers of Receiver

In addition to and without prejudice to the generality of the foregoing, every Receiver shall (subject to any limitations or restrictions expressed in the instrument appointing it but notwithstanding any winding-up or dissolution of the Chargor) have the following powers in relation to the Charged Property (and any assets of the Chargor which, when got in, would be part of the Charged Property) in respect of which it was appointed (and every reference in this Clause 10.2 to the "Charged Property" shall be read as a reference to that part of the Charged Property in respect of which such Receiver was appointed):

(a)   Take Possession

power to enter upon, take immediate possession of, collect and get in the Charged Property including without limitation dividends and other income whether accrued before or after the date of its appointment;

(b) Proceedings and Claims

power to bring, prosecute, enforce, defend and abandon applications, claims, disputes, actions, suits and proceedings in connection with all or any part of the Charged Property or this Deed in the name of the Chargor or in its own name and to submit to arbitration, negotiate, compromise and settle any such applications, claims, disputes, actions, suits or proceedings;

(c) Deal with Charged Property

power, in relation to the Charged Property and each and every part thereof, to sell, assign, transfer, convey, dispose of or concur in any of the foregoing by the Chargor or any other receiver or manager of the Chargor (including without limitation to or in favour of the Security Agent or any of the other Secured Parties) in such manner and generally on such terms as he thinks fit;

(d) Borrowing

power to raise or borrow money from the Security Agent or any of the other Secured Parties or any other person to rank either in priority to the Security constituted by this Deed or any part of it or otherwise and with or without a mortgage or charge on the Charged Property or any part of it on such terms as he shall in its absolute discretion think fit (and no person lending such money shall be concerned to see or enquire as to the propriety or purpose of the exercise of such power or the application of money so raised or borrowed);

(e) Redemption of Security

power to redeem, discharge or compromise any Security whether or not having priority to the Security constituted by this Deed or any part of it;

(f) Covenants, Guarantees and Indemnities

power to enter into bonds, covenants, guarantees, commitments, indemnities and other obligations or liabilities as he shall think fit, to make all payments needed to effect, maintain or satisfy such obligations or liabilities and to use the company seal of the Chargor; and

(g) Exercise of Powers in Chargor's Name

power to exercise any or all of the above powers on behalf of and in the name of the Chargor (notwithstanding any winding-up or dissolution of the Chargor) or on its own behalf.

10.3 Terms of Disposition

In making any sale or other disposal of all or any part of the Charged Property or any acquisition in the exercise of their respective powers, a Receiver or the Security Agent may accept or dispose of as, and by way of consideration for, such sale or other disposal or acquisition, cash, shares, loan capital or other obligations, including without limitation consideration fluctuating according to or dependent upon profit or turnover and consideration the amount whereof is to be determined by a third party. Any such consideration may, if thought expedient by the Receiver or the Security Agent, be nil or may be payable or receivable in a lump sum or by instalments. Any contract for any such sale, disposal or acquisition by the Receiver or the Security Agent may contain conditions excluding or restricting the personal liability of the Receiver or the Security Agent.

11 Application of monies

11.1 Order of Application

Save as otherwise expressly provided in this Deed, all moneys and/or non-cash recoveries and/or proceeds received or recovered by the Security Agent or any Receiver pursuant to this Deed or the powers conferred by it shall (subject to the claims of any person having prior rights thereto and subject to Clause 11.2 (*Suspense Account*)) be applied:

(a)   first, in the payment of the costs, charges and expenses incurred and payments made by any Receiver, the payment of his remuneration and the discharge of any liabilities incurred by such Receiver in, or incidental to, the exercise of any of his powers;

(b)   then in accordance with clause 26.5 (*Partial payments*) of the Facility Agreement; and

(c)   thereafter in the payment of the surplus (if any) to the Chargor or other person entitled to it.

11.2 Suspense Account

All monies received, recovered or realised under this Deed by the Security Agent or any Receiver or the powers conferred by it (including the proceeds of any conversion of currency) may in its discretion be credited to and held in any interest-bearing suspense or impersonal account pending their application from time to time in or towards the discharge of any of the Secured Obligations in accordance with Clause 11.1 (*Order of Application*).

11.3 Application by Chargor

Any application under this Clause 11 shall override any application or appropriation by the Chargor.

12 Receipt and protection of Purchasers

12.1 Receipt and Consideration

The receipt of the Security Agent or any Receiver shall be conclusive discharge to a purchaser of any part of the Charged Property from the Security Agent or such Receiver and in making any sale or disposal of any part of the Charged Property or making any acquisition, the Security Agent or any Receiver may do so for such consideration, in such manner and on such terms as it thinks fit.

12.2 Protection of Purchasers

No purchaser or other person dealing with the Security Agent or any Receiver shall be bound to inquire whether the right of the Security Agent or such Receiver to exercise any of its powers has arisen or become exercisable or be concerned with any propriety or regularity on the part of the Security Agent or such Receiver in such dealings. The protection given to purchasers from a mortgagee in sections 52 and 55 of the CPO shall apply *mutatis mutandis* to purchaser(s) and other person(s) dealing with the Security Agent or any Receiver.

13 Power of Attorney

13.1 Appointment and Powers

The Chargor by way of security irrevocably (within the meaning of Section 4 of the Powers of Attorney Ordinance (Cap. 31 of the Laws of Hong Kong)) appoints the Security Agent and any Receiver severally to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things which the Security Agent or such Receiver may consider to be necessary for:

(a) carrying out any obligation imposed on the Chargor by this Deed or any other agreement binding on the Chargor to which the Security Agent is party in respect of which the Chargor has failed to carry out within five Business Days of notice by the Security Agent or after the occurrence of an Enforcement Event (including without limitation the execution and delivery of any deeds, charges, assignments or other Security and any transfers of the Charged Property or any part thereof, in each case upon or after the occurrence of an Enforcement Event); and

(b) enabling the Security Agent and any Receiver to exercise, or delegate the exercise of, any of the rights, powers and authorities conferred on them by or pursuant to this Deed or by law (including, without limitation, upon or after the occurrence of an Enforcement Event, the exercise of any right of a legal or beneficial owner of the Charged Property or any part thereof).

13.2 Ratification

The Chargor shall ratify and confirm all things done and all documents executed by any attorney in the exercise or purported exercise of all or any of his powers.

14 Representations

The Chargor represents and warrants to the Security Agent on the date of this Deed that:

14.1 Status

(a) It is a company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b) It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

14.2 Binding obligations

Subject to the Legal Reservations and the Perfection Requirements:

(a) the obligations expressed to be assumed by it in this Deed are legal, valid, binding and enforceable obligations; and

(b) without limiting the generality of paragraph (a) above, this Deed creates the security interests which this Deed purports to create and those security interests are valid and effective.

14.3 Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, this Deed and the granting of the Security expressed to be created by it pursuant to this Deed do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) its or any of its Subsidiaries' constitutional documents; or

(c) any agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries' assets the default or breach of which would reasonably be expected to have a Material Adverse Effect.

14.4 Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Deed and the transactions contemplated by this Deed.

14.5 Validity and admissibility in evidence

All Authorisations required:

(a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Deed;

(b) to make this Deed, subject to the Legal Reservations, admissible in evidence in its jurisdiction of incorporation;

(c) to enable it to create the Security expressed to be created by it pursuant to this Deed and to ensure that, subject to the Legal Reservations, such security has the priority and ranking it is expressed to have; and

(d) for it and its Subsidiaries to carry on their business, the absence of which would reasonably be expected to have a Material Adverse Effect,

have been obtained or effected and are in full force and effect.

14.6 Governing law and enforcement

Subject to the Legal Reservations:

(a) the laws of Hong Kong as the choice of the governing law of this Deed will be recognised and enforced in its jurisdiction of incorporation; and

(b) any judgment obtained in relation to this Deed in Hong Kong will be recognised and enforced in its jurisdiction of incorporation.

14.7 Deduction of Tax

It is not required under the law applicable where it is incorporated or resident or at the address specified in this Deed to make any Tax Deduction from any payment it may make under this Deed.

14.8 No filing or stamp taxes

It is not necessary under the laws of its jurisdiction of incorporation that this Deed be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Deed or the transactions contemplated by this Deed, save:

(a)   for the Perfection Requirements;

(b)   for any Public Filings; and

(c)   that Cayman Islands stamp duty will be payable if any of the Finance Documents are executed in or brought to the Cayman Islands, or produced before a Cayman Islands court.

14.9   *Pari passu* ranking

Its payment obligations under this Deed rank at least *pari passu* with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

14.10   Sanctions, anti-corruption and anti-money laundering

None of (A) the Chargor or (B) to the knowledge of the Chargor, any director or officer or employee of the Chargor:

(a)   have engaged or will engage in any activity or conduct which would violate any applicable anti-corruption laws or regulations in any applicable jurisdiction or any AML/CTF Laws, and each member of the Group has instituted and maintained policies and procedures to prevent violation of such laws and regulations and AML/CTF Laws;

(b)   is a subject of Sanctions or in breach of any AML/CTF Laws or anti-corruption laws or regulations;

(c)   is subject to any actual or (to its knowledge) threatened action, suit or proceeding by or before any court or Sanctions Authority or any arbitrator with respect to any AML/CTF Laws or anti-corruption laws or regulations;

(d)   engages or has engaged in, directly or indirectly, any activity or transaction with or related to any subject of Sanctions, any person that it knows or has reasonable cause to suspect is acting on behalf of any subject of Sanctions, or any person who is or may reasonably be suspected to be in breach of any applicable AML/CTF Laws or anti-corruption laws or regulations;

(e)   engages or has engaged in any conduct which would reasonably be expected to cause it to become a subject of Sanctions or in breach of any applicable AML/CTF Laws or anti-corruption laws or regulations;

(f)   without limiting any of the foregoing paragraphs, uses or applies, or has used or applied, directly or indirectly the proceeds of any sale, disposal, collection, payment, credit, banking facilities or other financial accommodation or lend (including on-lend), contribute or otherwise make available any monies to any of its Subsidiaries, joint venture partners of any other persons or entities: to fund or facilitate any activity, business or relationship with or in relation to a subject of Sanctions, to fund or facilitate any activity, business or operation that is or may reasonably be suspected to be in breach of any applicable AML/CTF laws or anti-corruption laws or regulations, or in any other manner that would result in a violation of any law, regulation or Sanctions by such subsidiary, joint venture partner or other person or entity; or

(g)   uses or has used any income, funds, proceeds of profits from any activity, transaction or operation carried out with or in relation to a subject of Sanctions or a person or entity that is or would reasonably be expected to be in breach of any AML/CTF Laws or anti-corruption laws or regulations, in order to repay or pay any liabilities.

14.11 Shares and others

(a) subject to the Perfection Requirements, no Security or Quasi-Security exists over any of the Charged Property other than the Security created pursuant to this Deed;

(b) the particulars of the Shares as set out in Schedule 1 (*Particulars of Shares*) are accurate in all respects and the Shares constitute at all times all of the issued share capital of the Company ;

(c) the Shares have been validly issued by the Company and are fully paid up and there are no monies or liabilities payable or outstanding by the Chargor in relation to any of the Shares;

(d) the Shares are freely transferable and are not subject to any restrictions as to transfer or registration by any law or contract or otherwise; and

(e) the Shares are in paper form and none of the Shares will be dematerialised without the prior written consent of the Agent (acting on the instructions of the Majority Lenders).

14.12 Repetition

Each of the representations and warranties set out in Clauses 14.1 to 14.6, Clause 14.10 and paragraphs (a), (c), (d)and (e) of Clause 14.11 above shall be deemed to be repeated by the Chargor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

15   Effectiveness of Security

15.1 Continuing Security

The Security created by or pursuant to this Deed shall remain in full force and effect as a continuing security for the Secured Obligations unless and until discharged by the Security Agent.   No part of the Security from time to time intended to be constituted by this Deed will be considered satisfied or discharged by any intermediate payment, discharge or satisfaction of the whole or any part of the Secured Obligations.

15.2 Cumulative Rights

The Security created by this Deed and the Collateral Rights shall be cumulative, in addition to and independent of every other Security which any or all of the Secured Parties may at any time hold for any or all of the Secured Obligations or any rights, powers and remedies provided by law.   No prior Security held by any Secured Party over the whole or any part of the Charged Property shall merge into the Security constituted by this Deed.

15.3 Chargor's Obligations

None of the Security created by or pursuant to this Deed, the obligations of the Chargor under this Deed or the Collateral Rights shall be affected by an act, omission, matter, thing or event which, but for this Clause 15.3, would reduce, release or prejudice any of the Security created by or pursuant to this Deed, any of the obligations of the Chargor under this Deed or the Collateral Rights including (without limitation and whether or not known to it or any Secured Party):

(a) the winding up, dissolution, administration, reorganisation, death, insolvency, incapacity or bankruptcy of any Transaction Obligor or any other person or any change in its status, function, control or ownership;

(b) any of the obligations of any Transaction Obligor or any other person under any Finance Document, or under any other Security relating to any Finance Document being or becoming illegal, invalid, unenforceable or ineffective in any respect;

(c) any time, waiver or consent granted to, or composition with, any Transaction Obligor or any other person;

(d) the release of any Transaction Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group, any Transaction Obligor or any other person;

(e) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or Security over assets of, any Transaction Obligor or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(f) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Transaction Obligor or any other person;

(g) any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Finance Document or any other document or Security or of the Secured Obligations;

(h) any variation of the terms of the trust upon which the Security Agent holds any security under any Finance Document;

(i) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or Security;

(j) any insolvency or similar proceedings;

(k) any claims or set-off right that the Chargor may have;

(l) any law, regulation or decree or order of any jurisdiction affecting any Transaction Obligor or any other person; or

(m) any Finance Document not being executed by or binding against any Transaction Obligor or any other party.

15.4 Chargor intent

Without prejudice to the generality of Clause 15.3 (*Chargor's Obligations*), the Chargor expressly confirms that it intends that the Security created under this Deed, and the Collateral Rights, shall extend from time to time to any (however fundamental and of whatsoever nature, and whether or not more onerous) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following: acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

15.5 Remedies and Waivers

No failure on the part of the Security Agent to exercise, or any delay on its part in exercising, any Collateral Right shall operate as a waiver thereof or constitute an election to affirm this Deed. No election by the Security Agent to affirm this Deed shall be effective unless it is in writing. No single or partial exercise of any Collateral Right shall preclude any further or other exercise of that or any other Collateral Right.

15.6 No Liability

None of the Security Agent, its nominee(s) or any Receiver shall be liable by reason of (a) taking any action permitted by this Deed or (b) any neglect or default in connection with all or any part of the Charged Property or (c) taking possession of or realising all or any part of the Charged Property, except in the case of gross negligence or wilful default upon its part.

15.7 Partial Invalidity

If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Deed under such laws nor of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby and, if any part of the Security intended to be created by or pursuant to this Deed is invalid, unenforceable or ineffective for any reason, that shall not affect or impair any other part of that Security.

15.8 No Prior Demand

The Security Agent shall not be obliged to make any demand of or enforce any rights or claim against any Transaction Obligor or any other person, to take any action or obtain judgment in any court against any Transaction Obligor or any other person or to make or file any proof or claim in a liquidation, bankruptcy or insolvency of any Transaction Obligor or any other person or to enforce or seek to enforce any other Security in respect of any or all of the Secured Obligations before exercising any Collateral Right.

15.9 Deferral of rights

Until the time when (a) all Secured Obligations have been irrevocably discharged in full and (b) no Secured Party is under any further obligation (whether actual or contingent) to provide any further advance or financial accommodation to any Transaction Obligor under any Finance Document, the Chargor will not (unless the Security Agent otherwise directs or except as expressly permitted under the Finance Documents or as required or contemplated under any transaction or arrangement entered into by the Chargor (whether existing as of the date of this Deed or not) for the purpose of repayment of any Loan (or any interest thereon) or refinancing the Facility) exercise any rights which it may have by reason of performance by it of its obligations under this Deed:

(a)   to be indemnified by any Transaction Obligor;

(b)   to claim any contribution from any guarantor of any Transaction Obligor's obligations under any or all of the Finance Documents;

(c)   to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Secured Parties under the Finance Documents or of any other guarantee or Security taken pursuant to, or in connection with, the Finance Documents by any Secured Party;

(d)   to bring legal or other proceedings for an order requiring any Transaction Obligor to make any payment, or perform any obligation, in respect of which the Chargor has given any Security, guarantee or indemnity under or pursuant to any Finance Document;

(e)   to exercise any right of set-off against any Transaction Obligor; and/or

(f)   to claim or prove as a creditor of any Transaction Obligor in competition with any Secured Party.

If the Chargor receives any benefit, payment or distribution in relation to any such right, it shall hold that benefit, payment or distribution to the extent necessary to enable all of the Secured Obligations to be repaid and discharged in full on trust for the Secured Parties and shall promptly pay or transfer the same to the Security Agent or as the Security Agent may direct for application in accordance with Clause 11.1 (*Order of Application*).

15.10 Settlement conditional

Any settlement, discharge or release hereunder in relation to the Chargor or all or any part of the Charged Property shall be conditional upon no Security or payment by any or all of the Transaction Obligors to, or recovery from any or all of the Transaction Obligors by, any or all of the Secured Parties being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws of general application or any similar event or for any other reason and shall in the event of any such avoidance or reduction or similar event be void.

16   Release of Security

16.1 Redemption of Security

(a)   Upon the time when:

(i)   all Secured Obligations have been irrevocably discharged in full; and

(ii)   the Security Agent is not under any further obligation (whether actual or contingent) to provide any further advance or financial accommodation to any Transaction Obligor under any Finance Document,

the Security Agent shall, at the request (with reasonable notice) and cost of the Chargor, release and cancel the Security constituted by this Deed and release the Charged Property from the Security under this Deed (to the extent not otherwise sold, assigned or otherwise disposed of or applied in accordance with this Deed), in each case subject to Clause 16.2 (*Avoidance of Payments*) and 15.10 (*Settlement conditional*) and without recourse to, or any representation or warranty by, the Security Agent or any of its nominees.

(b)   In order for any Charged Property to be sold, transferred or disposed of as permitted under and in accordance with the Finance Documents or as required or contemplated under any transaction or arrangement entered into by the Chargor (whether existing as of the date of this Deed or not) for the purpose of repayment of any Loan (or any interest thereon) or refinancing the Facility, the Security Agent shall, at the cost and request of the Chargor, take such necessary action as requested to release that Charged Property from the Security constituted by this Deed.

(c)   For the purpose of the release of any Charged Property from the Security constituted by this Deed, to the fullest extent permitted by law, the execution of a document evidencing such release by the Security Agent shall be a good and valid release without the need for any other Secured Party to be joined as a party thereto.

16.2 Avoidance of Payments

If the Security Agent considers (acting reasonably) that any amount paid or credited to or recovered by any Secured Party by or from any Transaction Obligor is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws, the liability of the Chargor under this Deed and the Security constituted by this Deed shall continue and such amount shall not be considered to have been irrevocably paid.

17 Subsequent and prior security interests

17.1 Subsequent security interests

If the Security Agent (acting in its capacity as security agent or trustee or otherwise) or any of the other Secured Parties at any time receives or is deemed to have received notice of any subsequent Security or other interest affecting all or any part of the Charged Property or any assignment or transfer of the Charged Property which is prohibited by the terms of this Deed or any other Finance Document, all payments thereafter by or on behalf of any or Transaction Obligor to the Security Agent (whether in its capacity as security agent or trustee or otherwise) or any of the other Secured Parties shall be treated as having been credited to a new account of Security Agent or, as the case may be, that other Secured Party and not as having been applied in reduction of the Secured Obligations as at the time when (or at any time after) the Security Agent or any other Secured Party received such notice of such subsequent Security or other interest or such assignment or transfer.

17.2 Prior security interests

In the event of any action, proceeding or step being taken to exercise any powers or remedies conferred by any prior ranking Security against the Charged Property or upon the exercise by the Security Agent or any Receiver of any power of sale under this Deed or any Collateral Right, the Security Agent may redeem any prior ranking Security over or affecting any Charged Property or procure the transfer of any such prior ranking Security to itself. The Security Agent may settle and agree the accounts of the beneficiary of any such prior Security and any accounts so settled and agreed will be conclusive and binding on the Chargor. All principal, interest, costs, charges, expenses and/or other amounts relating to and/or incidental to any such redemption or transfer shall be paid by the Chargor to the Security Agent upon demand.

18 Currency conversion and indemnity

18.1 Currency Conversion

For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may convert any money received, recovered or realised or subject to application by it under this Deed from one currency to another, at the Agent's Spot Rate of Exchange.

18.2 Currency Indemnity

If any sum (a "**Sum**") owing by the Chargor under this Deed or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "**First Currency**") in which such Sum is payable into another currency (the "**Second Currency**") for the purpose of:

(a) making or filing a claim or proof against the Chargor;

(b)   obtaining or enforcing an order, judgment or award in any court or other tribunal;

(c)   enforcing any order or judgment given or made in relation to this Deed; or

(d)   applying the Sum in satisfaction of any of the Secured Obligations,

the Chargor shall as an independent obligation, within 10 Business Days of demand, indemnify the Security Agent against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to the Security Agent at the time of its receipt of that Sum.

19   Costs, expenses and indemnity

19.1   Costs and expenses

The provisions of clause 15 (*Costs and Expenses*) of the Facility Agreement shall apply, *mutatis mutandis*, to this Deed as if set out in full herein as if any reference therein to the Borrower was a reference to the Chargor and any reference therein to "Finance Document" or "Security Document" was a reference to this Deed.

19.2   Stamp taxes

The provisions of clause 11.5 (*Stamp taxes*) of the Facility Agreement shall apply, *mutatis mutandis*, to this Deed as if set out in full herein as if any reference therein to the Borrower was a reference to the Chargor and any reference therein to "Finance Document" was a reference to this Deed.

19.3   Indemnity

The provisions of clauses 14.1 (*Currency indemnity*) and 14.2 (*Other indemnities*) of the Facility Agreement shall apply, *mutatis mutandis*, to this Deed as if set out in full herein as if any reference therein to the Borrower was a reference to the Chargor and any reference therein to "Finance Document" was a reference to this Deed.

20   Payments free of deduction

20.1   Tax gross-up

The provisions of clause 11.2 (*Tax gross-up*) of the Facility Agreement shall apply, *mutatis mutandis*, to this Deed as if set out in full herein as if any reference therein to the Borrower was a reference to the Chargor, any reference therein to the Lender was a reference to the Security Agent and any reference therein to "Finance Document" was a reference to this Deed.

20.2   No set-off or counterclaim

All payments to be made by the Chargor under this Deed shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

21   Discretion and delegation

21.1   Discretion

Any liberty or power which may be exercised or any determination which may be made under this Deed by the Security Agent or any Receiver may, subject to the terms and conditions of the Facility Agreement, be exercised or made in its absolute and unfettered discretion without any obligation to give reasons.

21.2 Delegation

Each of the Security Agent and any Receiver shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Deed (including without limitation the power of attorney under Clause 13 (*Power of Attorney*)) on such terms and conditions as it shall see fit which delegation shall not preclude any subsequent exercise, any subsequent delegation or any revocation of such power, authority or discretion by the Security Agent or any Receiver.

22 Set-off

If an Event of Default has occurred and is continuing (but subject always to clause 4.3 (*Utilisations during the Certain Funds Period*) of the Facility Agreement), the Security Agent may set off any matured obligation due from the Chargor under the Finance Documents (to the extent beneficially owned by the Security Agent) against any matured obligation owed by the Security Agent to the Chargor, regardless of the place of payment, booking branch or currency of either obligation. If such obligations are in different currencies, the Security Agent may convert either obligation at a market rate of exchange in its usual course of business for the purpose of such set-off.

23 Changes to parties

23.1 Successors

This Deed shall be binding upon and enure to the benefit of each party hereto and its and/or any subsequent successors and permitted assigns and transferees. Without prejudice to the foregoing, this Deed shall remain in effect despite any amalgamation or merger (however effected) relating to the Security Agent; and references to the Security Agent herein shall be deemed to include any person who, under the laws of its jurisdiction of incorporation or domicile, has assumed the rights and obligations of the Security Agent under this Deed or to which, under such laws, those rights and obligations have been transferred.

23.2 No Assignment or Transfer by Chargor

The Chargor may not assign or transfer any or all of its rights (if any) and/or obligations under this Deed.

23.3 Assignment and Transfer by Security Agent to Successor

The Security Agent may:

(a)   assign any of its rights under this Deed; and

(b)   transfer all or any of its obligations (if any) under this Deed,

to any person to whom it may assign or transfer its rights and obligations in accordance with the terms of the Facility Agreement, without the consent of the Chargor and the Chargor shall, upon the request of the Security Agent, enter into such documentation as the Security Agent may require to give effect to any such assignment or transfer.

23.4 Assignment and transfer by other Secured Parties

Each Secured Party (other than the Security Agent) may assign or transfer all or any of its rights under this Deed (whether direct or indirect) to any person to whom it may assign or transfer its rights and obligations in accordance with the provisions of the Facility Agreement. The Chargor irrevocably and unconditionally confirms that:

(a)   it consents to any assignment or transfer by any Secured Party of its rights and/or obligations made in accordance with the provisions of the Facility Agreement;

(b)   it shall continue to be bound by the terms of this Deed, notwithstanding any such assignment or transfer; and

(c)   the assignee or transferee of such Secured Party shall acquire an interest in this Deed upon such assignment or transfer taking effect,

and shall execute such consent or acknowledgement as such Secured Party may require.

23.5   Disclosure

The Chargor agrees to any disclosure of any information made in accordance with clause 33.2 (*Disclosure of Confidential Information*) of the Facility Agreement.

24   Amendments and waivers

Any provision of this Deed may be amended or waived only by agreement in writing between the Chargor and the Security Agent.

25   Notices

The provisions of clause 28 (Notices) of the Facility Agreement shall apply, *mutatis mutandis*, to this Deed as if set out in full herein as if any reference therein to the Borrower was a reference to the Chargor and any reference therein to any "Finance Document" was a reference to this Deed.

26   Counterparts

This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.

27   Governing law

This Deed is governed by the laws of Hong Kong.

28   Jurisdiction

28.1   Hong Kong courts

The courts of Hong Kong have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including any dispute regarding the existence, validity or termination of this Deed) (a "**Dispute**").

28.2   Convenient forum

The parties hereto agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and accordingly they will not argue to the contrary.

28.3   Exclusive jurisdiction

Notwithstanding Clauses 28.1 (*Hong Kong courts*) and 28.2 (*Convenient forum*) above, the Security Agent shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Security Agent may take concurrent proceedings in any number of jurisdictions.

28.4 Service of process

The provisions of clause 36.2 (*Service of process*) of the Facility Agreement shall apply, *mutatis mutandis*, to this Deed as if set out in full herein as if any reference therein to the Borrower was a reference to the Chargor and any reference therein to "Finance Document" was a reference to this Deed.

28.5 Waiver of immunities

The Chargor irrevocably waives, to the extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from:

(a)   suit;

(b)   jurisdiction of any court;

(c)   relief by way of injunction or order for specific performance or recovery of property;

(d)   attachment of its assets (whether before or after judgment); and

(e)   execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any proceedings in the courts of any jurisdiction (and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any immunity in any such proceedings).

IN WITNESS WHEREOF, this Deed has been signed on behalf of the Security Agent and executed as a deed by the Chargor and is intended to be and is hereby delivered by it as a deed on the date specified above.

Schedule 1   Particulars of Shares

registered and beneficial owner	Shares (issued shares the Company)	representative share certificate no(s)
the Chargor	1,000 ordinary shares	

Share Charge (Borrower)

Schedule 2   Form of Share Transfer

Cartech Holding Company (the "Company")

SHARE TRANSFER FORM

I, Cartech Investment Management Company, (the "**Transferor**"), for good and valuable consideration received by me from [*leave blank*] of [*leave blank*]

(the "**Transferee**"), do hereby:

1   transfer to the Transferee [*leave blank*]

share(s) (the "**Shares**") standing in our name in the register of members of the Company to hold unto the Transferee, his executors, administrators and assigns, subject to the several conditions on which we held the same at the time of execution of this Share Transfer Form; and

2   consent that our name remains on the register of members of the Company until such time as the Company enters the Transferee's name in the register of members of the Company.

And we, as Transferee, do hereby agree to take the Shares subject to the same conditions.

Signed   by   the   Transferor   on)
)
in the presence of:)
)
)
)
_____)   --
Signature of Witness   )   Signature of the Transferor
)
)
_____)
Name of Witness   )

Signed   by   the   Transferee   on)
)
in the presence of:)
)
)
)
_____)   --
Signature of Witness   )   Signature of the Transferee
)
)
_____)
Name of Witness   )

Schedule 3　Form of Acknowledgement from Nominee

To:　　**CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司** (the "**Security Agent**", which expression shall include its successors, assigns and transferees)

Dear Sirs,

At the request of Cartech Investment Management Company, an exempted company incorporated in Cayman Islands (the "**Chargor**"), [I]/[we] hereby:

1　　　　warrant and confirm that [I am]/[we are] the registered holder[s] of [*insert number and description of relevant Shares*] in Cartech Holding Company (the "**Share[s]**") and [am]/[are] holding the Share[s] as nominee for and on behalf of the Chargor;

2　　　　acknowledge that the Chargor has, pursuant to a deed of share charge (as amended from time to time, the "**Deed**") dated _____ 2025 by the Chargor in favour of the Security Agent, charged and/or granted security over the Share[s] in favour of you as security upon the terms and conditions specified therein;

3　　　　undertake that [I]/[we] shall, upon and at all times after the earlier of being requested by you to do so or the enforcement of the security constituted by the Deed in respect of the Share[s], hold the Share[s] on trust for you (or any other person whom you may nominate);

4　　　　undertake that [I]/[we] shall, upon being requested by you to do so, transfer the legal title in the Share[s] to you (or any other person whom you may nominate) and do all acts and execute all documents as may be necessary and/or as you may require for such purpose; and

5　　　　irrevocably and unconditionally appoint each of you and any Receiver (as defined in the Deed) severally to be [my]/[our] attorney on the terms of Clause 13 (*Power of Attorney*) of the Deed (applying *mutatis mutandis*) as if [I was]/[we were] the Chargor, and undertake to execute such further powers of attorney in such form as you may reasonably require from time to time.

This acknowledgment is governed by and shall be construed in accordance with the laws of Hong Kong.

Dated:

IN WITNESS WHEREOF this deed has been executed the day and year above written.

[*in the case where the relevant nominee is incorporated in Hong Kong or a company incorporated outside Hong Kong which has a company seal*]

THE COMMON SEAL of	)
[name of nominee]	)
was hereunto affixed in the presence of:	)

_____
[*Director*][*Authorised Signatory*]

_____
[*Director*][*Authorised Signatory*]

OR

[*in the case where the relevant nominee is a company incorporated outside of Hong Kong and does not have any company seal*]

SIGNED, SEALED and **DELIVERED**	)
as a **DEED** by	)
[name of relevant authorised signatory]	)
for and on behalf of	)
[name of relevant nominee]	)
in the presence of	)

L.S

Signature of witness: _____
Name of witness: _____
Title: _____
Address of witness: _____
_____
_____
Occupation of witness: _____

OR

[*in the case where the relevant nominee is an individual*]

SIGNED, SEALED and **DELIVERED**	)
as a **DEED** by	)
[name of relevant nominee]	)
in the presence of	)

L.S

Signature of witness: _____
Name of witness: _____
Title: _____
Address of witness: _____
_____
_____
Occupation of witness: _____

Share Charge (Borrower)

Schedule 4   Form of Letter of Resignation

To: The Board of Directors
        Cartech Holding Company (the "**Company**")

Date: [*to be left blank*]

Dear Sirs,

Resignation

I hereby tender my unconditional and irrevocable resignation as a director of the Company with effect from the date of this letter. I confirm that:

1   I have no claims whatsoever against the Company or any of its subsidiaries or associated companies (if any) on any account (whether for loss of office, for accrued remuneration or for fees or otherwise howsoever); and

2   there is no outstanding agreement or arrangement with the Company or any of its subsidiaries or associated companies (if any) under which the Company or any of such subsidiaries or associated companies has or would have any obligation to me whether now or in the future or under which I would derive any benefit.

This letter is governed by and shall be construed in accordance with the laws of Hong Kong.

IN WITNESS WHEREOF this deed has been executed the day and year above written.

SIGNED, SEALED and **DELIVERED**   )
as a **DEED** by   )
[**name of relevant director**]   )   L.S
in the presence of   )

Signature of witness: _____
Name of witness: _____
Title: _____
Address of witness: _____
                               _____
                               _____
Occupation of witness: _____

Share Charge (Borrower)

Schedule 5   Form of Written Resolutions

Cartech Holding Company (the "Company")

WRITTEN RESOLUTIONS OF THE [BOARD OF DIRECTORS / SOLE DIRECTOR] OF THE COMPANY

Dated: [*to be left blank*]

IT IS RESOLVED THAT:

1   each of the following transfers of the shares in the Company be approved and that, upon the delivery to any director of the Company of a duly completed instrument of transfer in respect of any of the following transfers, the name of the relevant transferee be entered forthwith in the register of members of the Company in respect of the relevant shares so transferred, the registered office provider of the Company be hereby authorised and instructed to update the original register of members if it retains the original or update its copy of the register of members if it retains a copy of the register of members accordingly and provide a copy of the updated register of members to the relevant transferee and that new share certificates in respect of such shares be issued forthwith to such transferee in accordance with the Memorandum and Articles of Association of the Company:

    [*to be left blank*]

2   each of the following persons be appointed as an additional director of the Company with immediate effect:

    [*to be left blank*]

3   the resignation of the following persons as directors of the Company be accepted with immediate effect:

    [*to be left blank*]

4   the above changes in directorships of the Company be notified to the registered office provider of the Company as soon as shall be practicable and that such registered office provider be authorised and instructed to update the register of directors of the Company in connection therewith, provide a copy of the updated register of directors to the transferee and make the necessary filings with the Registrar of Companies in the Cayman Islands to reflect the change of directors.

[*all the directors of the Company to state their names and sign*]

Schedule 6   Form of Letter of Undertaking and Authorisation

To: **CMB WING LUNG BANK LIMITED** 招商永隆銀行有限公司 (including its successors, assigns and transferees) as Security Agent

Dear Sirs,

Deed of Share Charge dated _____ 2025 by Cartech Investment Management Company in favour of CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司 **as Security Agent (as amended from time to time, the "Deed")**

Terms and expressions defined in or construed for the purposes of the Deed shall have the same meaning herein.

I hereby unconditionally and irrevocably:

1   undertake to procure, to the extent of my powers as a director of Cartech Holding Company (the "**Company**"), that any or all of the shares in the Company which are charged to you pursuant to the Deed shall upon your request be promptly registered in the name of yourself or (at your request) any person(s) whom you may nominate;

2   authorise each of you and any other person(s) authorised by you severally to complete, date and put into effect:

(a)   the attached letter of resignation signed by me;

(b)   the attached written resolutions of the [board of directors / sole director] of the Company signed by me; and

(c)   any other document signed by me and delivered pursuant to Clause 4.2 (*Delivery of Documents of Title*) of the Deed,

at any time after the security constituted by the Deed shall have become enforceable in accordance with its terms.

This letter is governed by and shall be construed in accordance with the laws of Hong Kong.

Dated:

IN WITNESS WHEREOF this deed has been executed the day and year above written.

SIGNED, SEALED and **DELIVERED**   )
as a **DEED** by   )
[name of relevant director]   )
in the presence of   )

                                                              L.S

Signature of witness: _____
Name of witness: _____
Title: _____
Address of witness: _____
        _____
        _____

Occupation of witness: _____

Schedule 7 Form of Irrevocable Proxy and Power of Attorney

Cartech Holding Company (the "Company")

IRREVOCABLE PROXY AND POWER OF ATTORNEY

Dated: [to be left blank]

I, Cartech Investment Management Company, as a shareholder of the Company, hereby makes, constitutes and appoints _____ (the "**Attorney**", which expression shall include its successors, assigns and transferees) as the true and lawful attorney-in-fact and proxy of the undersigned with full power to appoint a nominee or nominees to act hereunder from time to time and to vote any existing or further shares in the Company which may have been or may from time to time be issued and/or registered in our name (the "**Shares**") in written resolutions of the shareholder of the Company and/or at all general meetings of shareholders of the Company with the same force and effect as the undersigned might or could do and to requisition and convene a meeting or meetings of the shareholders of the Company for the purpose of appointing or confirming the appointment of new directors of the Company and/or such other matters as may in the opinion of the Attorney be necessary for the purpose of implementing the Share Charge referred to below and the undersigned hereby ratifies and confirms all that the said Attorney or its nominee or nominees shall do or cause to be done by virtue hereof.

The Shares have been charged to CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司 pursuant to a Share Charge dated [●] 2025 between Cartech Investment Management Company as chargor and CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司 as Security Agent (the "**Share Charge**").

Notwithstanding anything contained in this instrument, the power of attorney and proxy shall only be exercisable at any time after: (i) the occurrence of an Enforcement Event (as defined in or otherwise incorporated by reference into the Share Charge); or (ii) my request of the Attorney to exercise any of its powers under the Share Charge.

This power and proxy is given to secure a proprietary interest of the donee of the power and is irrevocable and shall remain irrevocable as long as the Share Charge is in force.

IN WITNESS whereof this instrument has been duly executed as a deed and is intended to be and is hereby delivered by it as a deed on the date specified above.

SIGNED, SEALED AND DELIVERED AS A DEED on behalf of **Cartech Investment Management Company,** by

)
)
)
)
)
)

being a person who, in accordance with the laws of that place, is acting under the authority of the company in the presence of:

)
)

L.S.

....
Signature of director

....
Signature of witness

....
Name of director (block letters)

....
Name of witness (block letters)

....
Address of witness

Schedule 8 Form of Deed of Undertaking and Confirmation

To: **CMB WING LUNG BANK LIMITED** 招商永隆銀行有限公司 (including its successors, assigns and transferees) as Security Agent

Date: _____ 2025

Dear Sirs

Cartech Holding Company (THE "COMPANY")

We refer to the share charge in respect of shares of the Company dated _____ 2025 between Cartech Investment Management Company as chargor (the "**Chargor**") and CMB WING LUNG BANK LIMITED 招商永隆銀行有限公司 (the "**Security Agent**") whereby the Chargor granted a charge over the Shares and all Related Rights in relation thereto in favour of the Security Agent (the "**Share Charge**").

Capitalised words and expressions used in this deed poll which are not expressly defined herein have the meanings ascribed to them in the Share Charge.

This deed of undertaking and confirmation is given pursuant to the Share Charge.

1. For valuable consideration receipt of which is hereby acknowledged, the Company hereby irrevocably and unconditionally undertakes to register (and hereby permits the Security Agent or its nominee(s), if they have custody of the original Register of Members of the Company (the "**Register of Members**"), to register) in the Register of Members any and all share transfers to the Security Agent or its nominee in respect of the relevant Shares submitted to the Company by the Security Agent in the event the Share Charge has become enforceable.

2. The Company hereby confirms that it has instructed its registered office provider to make an annotation of the existence of the Share Charge and the Security created thereby in its Register of Members pursuant to the Share Charge and that this annotation shall not be removed at any time whilst there are any Secured Obligations outstanding without the prior written consent of the Security Agent.

3. The Company hereby confirms that no Restrictions Notice has been issued by the Company which affects any Charged Property. The Company hereby irrevocably and unconditionally undertakes not to issue any Restrictions Notice pursuant to, and/or in breach of, the Companies Act in relation to any Charged Property at any time whilst there are any Secured Obligations outstanding.

4. The Company hereby undertakes that it shall promptly withdraw any Restrictions Notice issued by the Company with respect to any Charged Property, where such withdrawal is permitted by section 273 of the Companies Act and to instruct promptly the registered office provider of the Company to remove any notation relating to any such Restrictions Notice from the Register of Beneficial Ownership of the Company.

5. The Company hereby confirms that the Register of Members provided to the Security Agent pursuant to the Share Charge is a certified true and correct copy of the original Register of Members and that the Company will not re-designate or otherwise seek to re-create the original Register of Members or keep the original Register of Members with any person or in any place other than at the office of

Conyers Trust Company (Cayman) Limited in the Cayman Islands or at the office of such replacement registered office provider to Conyers Trust Company (Cayman) Limited in the Cayman Islands in respect of which the Company has delivered to the Security Agent a letter in substantially in the form set out in Schedule 9 (*Form of Letter of Instructions from the Company to its Registered Office Provider*) to the Share Charge (or such other form as is acceptable to the Security Agent), signed by the Company and that replacement registered office provider.

6. The Company hereby irrevocably waives in favour of the Security Agent any lien or right of forfeiture that may arise at any time whilst there are Secured Obligations outstanding under the memorandum and articles of association of the Company or otherwise in relation to the relevant Shares.

IN WITNESS whereof this deed poll has been executed by the parties on the day and year first above written.

SIGNED, SEALED AND DELIVERED AS A DEED on behalf of **Cartech Holding Company**, a company incorporated in the Cayman Islands by)
)
)
)
)
)

being a person who, in accordance with the laws of that place, is acting under the authority of the company in the presence of:)
)

L.S.

....

By executing this document the signatory warrants that the signatory is duly authorised to execute this document on behalf of **Cartech Holding Company**

....
Signature of witness

....
Name of witness (block letters)

....
Address of witness

Schedule 9 Form of Letter of Instructions from the Company to its Registered Office Provider

Cartech Holding Company
(THE COMPANY)

[Date]

[●]

Dear Sirs

CARTECH HOLDING COMPANY (THE "COMPANY") - INSTRUCTIONS TO REGISTERED AGENT

We irrevocably instruct that as from the date hereof, the following shall be an instructing party for the Company:

[●]

(the "**New Instructing Party**", which expression shall include its successors in title and permitted transferees and assigns), until such time as you are informed otherwise by the New Instructing Party. As from the period starting from the date on which the New Instructing Party (or any successor-in-title) informs you that there has been an Enforcement Event (as defined in the share charge between Cartech Investment Management Company as chargor and the New Instructing Party dated [Date] in respect of shares in the Company and issued and/or registered in the name of Cartech Investment Management Company (the "**Charged Shares**") (the "**Share Charge**") and ending on the date on which the New Instructing Party (or its successor-in-title) informs you that such Enforcement Event no longer subsists, you will be irrevocably instructed to regard the New Instructing Party (or its successor-in-title) as the sole instructing party for the Company in respect of the Charged Shares and without limiting the foregoing if at any time after the occurrence of an Enforcement Event the New Instructing Party instructs you to register the New Instructing Party or its nominee (or any successor-in-title) as the registered holder of the Charged Shares you are hereby authorised and instructed to do so and update the original Register of Members of the Company accordingly without notice to or consent from us.

We irrevocably instruct you to make an annotation of the existence of the Share Charge and the security interests created thereby in the Company's Register of Members pursuant to the Share Charge and you must not remove that annotation from the Register of Members of the Company at any time when any Secured Obligations remain outstanding except with the prior written consent of the New Instructing Party.

Please confirm by countersigning below and returning a copy of such countersigned letter to us with a copy to the New Instructing Party at the address stated above that you have received this correspondence and that you have actioned the above and updated your records accordingly.

Yours faithfully

_____

Name:

Director

for and on behalf of Cartech Holding Company

Acknowledged and agreed.

[Registered Office Provider]

for and on behalf of [Registered Office Provider]

Share Charge (Borrower)

Signing page

The Chargor

SIGNED, SEALED AND DELIVERED AS A DEED on behalf of **Cartech Investment Management Company**, a company incorporated in the Cayman Islands, by _____LIU Chi_____ being a person who, in accordance with the laws of that place, is acting under the authority of the company in the presence of:	))))))))	L.S.
	)	/s/ Chi Liu
/s/ Xiaoyun Li	)	
....	)	
Signature of witness	)	
	)	
LI Xiaoyun	)	
....	)	....
Name of witness (block letters)	)	By executing this document the
Building 3, No. 127 Huizhiqiao Road, Gaoxin District, Qingdao City, Shandong Province	)	signatory warrants that the signatory is duly authorised to execute this
	)	document on behalf of Cartech
Address of witness	)	Investment Management Company

The Security Agent

SIGNED for and on behalf of

CMB WING LUNG BANK LIMITED

招商永隆銀行有限公司

By:

_____
/s/ Lo Ka Ki and Yuen Suet Na

Name: Lo Ka Ki / Yuen Suet Na
Title: Assistant Vice President / Manager